September 28, 2005

Gerald J. Shields
President
Trend Technology Corporation
Suite 1020
510 Burrard Street
Vancouver, British Columbia
V6C 3A8 Canada

      RE: **Trend Technology Corporation**
              Amendment No. 4 to Registration Statement on Form 10-SB12G
              Filed on August 18, 2005
              File No. 000-50978

              Amendment No. 1 to Form 10-KSB for the fiscal year ended
              March 31, 2005
              Filed on August 18, 2005
              File No. 000-50978

Dear Mr. Shields:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue comment two from our letter of August 4, 2004, which was a reissue of comment two from our letter of May 25, 2005, which was a reissue of comment three from our letter of March 30, 2005. Revise your disclosure to indicate whether the company will to enter into a merger or acquisition with another entity or company within the foreseeable future. We note your counsel's response that "the Company will <u>not</u> enter into a merger or acquisition with a non-mining entity or company within the foreseeable future. We view the 'foreseeable future' as at least the next 24 months. Management is committed to the Company's current business plan and Mr. Diakow remains tasked with sourcing new exploration properties and other mining opportunities." (emphasis in original).

   If true, please include such response as disclosure in your registration statement. We continue to note similar statements made by at least four other companies associated with Messrs. Tuskey, Ebert, and Shields (Triple 8 Development Corp., Fidelity Capital Concepts Ltd., Cascadia Capital Corp., and Lions Gate Investment Ltd.), especially with respect to such companies then-present plans to merge, and the dates of such companies' subsequent merger activities.

2. We reissue comment three from our letter of August 4, 2004. In connection with the immediately preceding comment, please disclose, if true, that no agent or representative of the registrant has taken any measure, direct or indirect, to locate a target non-mining business at any time, past or present. If any party, affiliated or unaffiliated with the registrant, has approached you with a possible candidate or candidates, then so disclose or advise the staff. Please note that, in particular, we are not seeking simply whether a potential business combination candidate has been selected but, rather, are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the registrant or an affiliate thereof, or by an unrelated third party, with respect to a business combination transaction involving the registrant. We note your counsel's response that "No agent or representative of the Company has taken any measure direct or indirect to locate a target non mining business at any time past or present."

   If true, please include such response as disclosure in your registration statement.

Security Ownership of Certain Beneficial Owners and Management, page 19

3. We reissue comment 4 from our letter of August 4, 2005, which was a reissue of comment six from our letter of May 25, 2005. Please provide Mr. MacMillan's residential address. The address you have provided for Mr. MacMillan appears to be shared by at least two other entities, including: Camelot Ventures Inc. and

Arbitrage Capital Management Inc. If, as your counsel has stated in his letter, the address provided is Mr. MacMillan's Vancouver residential address, please advise as to Mr. MacMillan's connection with Camelot Ventures Inc. and Arbitrage Capital Management Inc.

Part II

Recent Sales of Unregistered Securities, page 22

4. We reissue comment 5 from our letter of August 4, 2005, which was a reissue of comment eight from our letter of May 25, 2005. We note you indicate that the company issued all of its 9,902,300 shares on March 31, 2004. We also note that the company was incorporated on February 16, 2001 and has conducted business since March 2003. We note the response provided by your counsel that during the period "between February 17, 2001 and November 1, 2003, shareholder action was taken by Mr. Ebert." Please provide the staff with a legal analysis under Nevada law as to how the company conducted business from November 1, 2003 to March 31, 2004 in light of all the activities undertaken by the company during such period, including but not limited to conducting a Regulation S offering and staking Copper Prince property that you disclose in your registration statement.

Form 10-KSB for the fiscal year ended March 31, 2005

Description of Property

5. We note your statement that the office space is provided on a nominal rent basis by Gerald Shields. We also note your statement in the same paragraph that indicates that the office space is provided at no cost to the company. Please revise or advise.

Plan of Operations
Phase 2 Geophysical Surveying

6. Please revise to indicate the current status of your phase two exploration. We note your disclosure that "[y]our phase two exploration program is scheduled for completion before the end of September, 2005." If such exploration program has not been completed by the date of filing your next amendment, revise to indicate why the phase two exploration program was postponed from both the originally disclosed date of June 2005, the revised September 2005 date, and also indicate the current status of the program. We also note apparently conflicting disclosure with respect to whether such exploration will be completed or only undertaken by the stated date. Please reconcile to make consistent. We may have further comment.

Financial Statements
Accountants Report

7. As required by section 210.2-05 of Regulation S-X, please file the report of the former accountants (Moore Stephens Ellis Foster Ltd.) in an amendment to the March 31, 2005 Form 10-KSB and an amendment to the Form 10SB.

Note 1 – Basis of Presentation

8. Please revise the disclosure in Note 1 to the June 30, 2005 interim financial statements in Am. 4 to Form 10SB to delete the reference to Form 10-QSB.

Closing Comments

As appropriate, please amend your registration statement along with your 1934 Act filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or to David Link, who supervised the review of your filing, at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Gerald Tuskey, Esq.
        Fax (604) 688-4933